Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

NOTES | DEPOSITS | WARRANTS

Buffer Notes Citigroup Funding Inc. Medium-Term Notes, Series D Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.	Based Upon the Dow Jones-AIG Commodity IndexSM-Excess Return Due , 2011 $10.00 per Note

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2008-MTNDD362 Subject to Completion, Dated December 30, 2008)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

December 30, 2008

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Buffer Notes

Based Upon the Dow Jones-AIG Commodity IndexSM-Excess Return

Due                     , 2011

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the Dow Jones-AIG Commodity IndexSM-Excess Return due 2011 (the “Notes”), are commodity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return and limited protection against a decline of more than 10% in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately two years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

■

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is greater than its Starting Value, at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the Index Percentage Change and (iii) approximately 300% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 27% to 32% (approximately 13.50% to 16.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is less than 90% of its Starting Value (regardless of the value of the Dow Jones-AIG Commodity IndexSM-Excess Return at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 10% of your initial investment in the Notes. Because the maximum total return over the term of the Notes is limited to approximately 27% to 32% (approximately 13.50% to 16.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.70 to $13.20 per Note (to be determined on the Pricing Date).

■	No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest or any other periodic payments on the Notes.

BUFFER NOTES   |  3

■

No Principal Protection. While the Notes provide limited protection against the decline in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return, the Notes are not principal protected. If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is less than 90% of its Starting Value, the maturity payment you will receive will equal $10 principal amount per Note plus the product of (i) the $10 principal amount per Note and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the Dow Jones-AIG Commodity Index SM-Excess Return is less than 90% of its Starting Value (regardless of the value of the Dow Jones-AIG Commodity IndexSM -Excess Return at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

Types of Investors

The Notes may be an attractive investment for the following types of investors:

■

Investors looking for potential enhanced upside exposure to the Dow Jones-AIG Commodity IndexSM-Excess Return, subject to a maximum total return on the Notes of approximately 27% to 32% (approximately 13.50% to 16.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes

■	Investors willing to accept downside exposure to the Dow Jones-AIG Commodity IndexSM -Excess Return with limited protection

■	Investors who seek to add a commodity index-linked investment to further diversify their portfolio

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.225 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.200 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

4  |  BUFFER NOTES

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the Dow Jones-AIG Commodity IndexSM-Excess Return Due , 2011
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	A2/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Principal Protection:	None
Pricing Date:	January , 2009
Issue Date:	Approximately 3 business days after the Pricing Date
Valuation Date:	Approximately 5 business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Issue Price:	$10 per Note
Coupon:	None
Underlying Index:	The Dow Jones-AIG Commodity IndexSM-Excess Return
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:

•    If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Index Percentage Change x Upside Participation Rate,

subject to the maximum total return on the Notes.

        The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 27% to 32% (approximately 13.50% to 16.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed approximately $12.70 to $13.20 (to be determined on the Pricing Date) per Note.

•    If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•    If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 x (Index Percentage Change + 10%)

        Thus, if the value of the Dow Jones-AIG Commodity IndexSM-Excess Return decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value
Starting Value:	The closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return as reported on Reuters page “.DJAIG”, or any successor page, on the Pricing Date.
Ending Value:	The closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return as reported on Reuters page “.DJAIG”, or any successor page, on the Valuation Date.
Upside Participation Rate:	Approximately 300% (to be determined on the Pricing Date)

Listing:	None

Underwriting Discount (including the Sales Commission described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.000	$
	Underwriting Discount:	$0.225	$
	Proceeds to Citigroup Funding Inc.:	$9.775	$
Sales Commission Earned:	$0.200 per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citibank, N.A.
CUSIP:

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Benefits of the Notes

■

Limited Enhanced Participation in any Appreciation of the Dow Jones-AIG Commodity IndexSM-Excess Return. The return on the Notes, if any, is based upon the performance of the Dow Jones-AIG Commodity IndexSM-Excess Return. If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return exceeds its Starting Value, your participation in the appreciation of the Dow Jones-AIG Commodity IndexSM-Excess Return will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of approximately 27% to 32% (approximately 13.50% to 16.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	Some Protection Against Loss. At maturity you will receive your original investment in the Notes even if the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return has declined from its Starting Value, as long as the Ending Value is not less than 90% of its Starting Value. In this case, you will not suffer the same loss that a direct investment in the Dow Jones-AIG Commodity IndexSM-Excess Return would produce. However, if the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is less than 90% of its Starting Value, the amount you receive at maturity will be less than your initial investment in the Notes.

■	Diversification. The Notes are linked to the Dow Jones-AIG Commodity IndexSM-Excess Return and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

■

Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return from the Pricing Date to the Valuation Date. If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is less than 90% of its Starting Value, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the value of the Dow Jones-AIG Commodity IndexSM-Excess Return exceeded its Starting Value at one or more times over the term of the Notes.

■

Appreciation is Limited. The maximum total return on the Notes will be limited to approximately 27% to 32% (approximately 13.50% to 16.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return exceeds its Starting Value by more than approximately 27% to 32% (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Dow Jones-AIG Commodity

IndexSM-Excess Return and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■

Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Special Considerations Related to the Dow Jones-AIG Commodity IndexSM-Excess Return

■

The Notes are linked to the Dow Jones-AIG Commodity IndexSM-Excess Return and not to the Dow Jones-AIG Commodity Index Total ReturnSM. Thus, the return on the Notes, if any, will not reflect a total return on the index, which would include interest on cash collateral.

6  |  BUFFER NOTES

■

The Notes are not futures contracts and will not be regulated by the Commodity Futures Trading Commission. You will not own or have any beneficial or other legal interest in the futures contracts or commodities underlying the Dow Jones-AIG Commodity IndexSM-Excess Return.

■

Market prices of the commodity futures contracts underlying the Dow Jones-AIG Commodity IndexSM-Excess Return are highly volatile and may fluctuate rapidly based on a variety of factors including changes in supply and demand relationships; weather; and domestic and foreign political and economic events and policies. This may in turn result in volatile changes in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return and thus reduce the amount you receive at maturity of the Notes.

■

If the market prices for the commodity futures contracts underlying the Dow Jones-AIG Commodity IndexSM-Excess Return cease to be lower in distant delivery months than in nearer delivery months, the value of the Dow Jones-AIG Commodity IndexSM-Excess Return would likely decrease, thus, decreasing the amount you receive at maturity of the Notes.

■

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return, interest rates, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further,

Citigroup Funding expects to hedge its obligations under the Notes through the trading of one or more of the futures contracts underlying the Dow Jones-AIG Commodity IndexSM-Excess Return or other instruments, such as options, swaps or futures, based upon the Dow Jones-AIG Commodity IndexSM-Excess Return or upon one or more of the futures contracts undelying the Dow Jones-AIG Commodity IndexSM-Excess Return, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

■

The United States Federal Income Tax Consequences of the Notes are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

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Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the value of the Dow Jones-AIG Commodity IndexSM-Excess Return on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the Dow Jones-AIG Commodity IndexSM-Excess Return subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

■	such gain is not effectively connected with a U.S. trade or business of such holder, and
■

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

8  |  BUFFER NOTES

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Description of the Dow Jones-AIG Commodity IndexSM-Excess Return

Unless otherwise stated, we have derived all information regarding the Dow Jones-AIG Commodity IndexSM-Excess Return provided in this offering summary, including its composition, method of calculation and changes in components, from Dow Jones & Company, Inc. (“Dow Jones”) and AIG Financial Products Corp. (“AIG-FP”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. Dow Jones and AIG-FP are under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones-AIG Commodity IndexSM-Excess Return at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Dow Jones-AIG Commodity IndexSM -Excess Return.

The Dow Jones-AIG Commodity IndexSM-Excess Return reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Dow Jones-AIG Commodity IndexSM-Excess Return. The value of the Dow Jones-AIG Commodity IndexSM-Excess Return is computed on the basis of hypothetical investments in the basket of commodities that make up the Dow Jones-AIG Commodity IndexSM-Excess Return.

The Notes are linked to the Dow Jones-AIG Commodity IndexSM-Excess Return and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity IndexSM-Excess Return reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow

Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity IndexSM-Excess Return, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

The Dow Jones-AIG Commodity IndexSM-Excess Return was established on July 14, 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Dow Jones-AIG Commodity IndexSM-Excess Return currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Dow Jones-AIG Commodity IndexSM-Excess Return for 2008 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Dow Jones-AIG Commodity IndexSM-Excess Return are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Dow Jones-AIG Commodity IndexSM-Excess Return is calculated daily by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Dow Jones-AIG Commodity IndexSM-Excess Return (based on their relative weightings) to the previous day’s Dow Jones-AIG Commodity IndexSM-Excess Return value. Since the futures contracts included in the Dow Jones-AIG Commodity IndexSM-Excess Return are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five business days during such applicable period.

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Historical Data on the Dow Jones-AIG Commodity IndexSM-Excess Return

Monthly Closing Values

The following table sets forth the closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return for each month in the period from January 2003 through November 2008. These historical data on the Dow Jones-AIG Commodity IndexSM -Excess Return are not indicative of the future performance of the Dow Jones-AIG Commodity IndexSM-Excess Return or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Dow Jones-AIG Commodity IndexSM-Excess Return during any period set forth below is not an indication that the Dow Jones-AIG Commodity IndexSM-Excess Return is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	118.64	137.62	146.82	173.67	166.09	192.29
February	122.53	146.45	156.89	162.23	171.01	215.52
March	113.17	150.84	162.09	165.19	171.96	201.60
April	112.36	148.05	152.29	175.77	173.22	208.55
May	118.82	150.44	150.73	176.68	172.72	213.95
June	115.79	144.03	152.89	173.24	169.67	233.03
July	116.40	146.41	159.33	178.03	172.45	205.10
August	120.90	143.56	170.82	170.88	165.57	189.89
September	120.90	153.18	178.25	159.96	178.25	167.78
October	126.57	155.55	166.52	166.82	183.52	131.97
November	126.09	153.41	166.40	175.21	177.25	122.75
December	135.27	145.60	171.15	166.51	184.96

On December 29, 2008, the closing value of the Dow Jones-AIG Commodity IndexSM-Excess Return was 113.44.

10  |  BUFFER NOTES

Historical Graph

The following graph illustrates the historical performance of the Dow Jones-AIG Commodity IndexSM-Excess Return based on the daily closing values from January 2, 2003 to December 29, 2008. Past values of the Dow Jones-AIG Commodity IndexSM-Excess Return are not indicative of future values of the Dow Jones-AIG Commodity IndexSM-Excess Return.

Additional information on the Dow Jones-AIG Commodity IndexSM-Excess Return, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the Dow Jones-AIG Commodity IndexSM-Excess Return.” All such disclosures in the pricing supplement and the information on the Dow Jones-AIG Commodity IndexSM-Excess Return provided in this offering summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information.

License Agreement

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity Index SM,” and “DJ-AIGCISM” are service marks of Dow Jones and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP,

American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

Dow Jones, AIG-FP and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Commodity Index, in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks,

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trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This offering summary relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this offering summary regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CITIGROUP GLOBAL MARKETS INC., OTHER THAN AMERICAN INTERNATIONAL GROUP.

All disclosures contained in this offering summary regarding the Dow Jones-AIG Commodity IndexSM, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones, American International Group, or AIG-FP. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

12  |  BUFFER NOTES

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of Dow Jones-AIG Commodity IndexSM-Excess Return. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate and maximum total return. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Starting Value: 110

■	Upside Participation Rate: 300%

■	Buffer Value: 10%

■	Maturity: 2 years

■	Maximum Total Return: 29.50% (14.75% per annum on a simple interest basis)

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TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return	Hypothetical Dow Jones-AIG Commodity IndexSM-Excess Return Percentage Change	Hypothetical Return on Notes(2)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.00	-100.00%	-90.00%	-45.00%	-9.00	1.00
55.00	-50.00%	-40.00%	-20.00%	-4.00	6.00
82.50	-25.00%	-15.00%	-7.50%	-1.50	8.50
85.25	-22.50%	-12.50%	-6.25%	-1.25	8.75
88.00	-20.00%	-10.00%	-5.00%	-1.00	9.00
90.75	-17.50%	-7.50%	-3.75%	-0.75	9.25
93.50	-15.00%	-5.00%	-2.50%	-0.50	9.50
96.25	-12.50%	-2.50%	-1.25%	-0.25	9.75
99.00	-10.00%	0.00%	0.00%	0.00	10.00
101.75	-7.50%	0.00%	0.00%	0.00	10.00
104.50	-5.00%	0.00%	0.00%	0.00	10.00
107.25	-2.50%	0.00%	0.00%	0.00	10.00
110.00	0.00%	0.00%	0.00%	0.00	10.00
112.75	2.50%	7.50%	3.75%	0.75	10.75
115.50	5.00%	15.00%	7.50%	1.50	11.50
118.25	7.50%	22.50%	11.25%	2.25	12.25
121.00	10.00%	29.50%	14.75%	2.95	12.95
123.75	12.50%	29.50%	14.75%	2.95	12.95
126.50	15.00%	29.50%	14.75%	2.95	12.95
129.25	17.50%	29.50%	14.75%	2.95	12.95
132.00	20.00%	29.50%	14.75%	2.95	12.95
134.75	22.50%	29.50%	14.75%	2.95	12.95
137.50	25.00%	29.50%	14.75%	2.95	12.95
140.25	27.50%	29.50%	14.75%	2.95	12.95
143.00	30.00%	29.50%	14.75%	2.95	12.95
145.75	32.50%	29.50%	14.75%	2.95	12.95
148.50	35.00%	29.50%	14.75%	2.95	12.95
151.25	37.50%	29.50%	14.75%	2.95	12.95
154.00	40.00%	29.50%	14.75%	2.95	12.95

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 29.5% maximum total return.
(3)	Calculated on a simple interest basis.

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ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the Ending Value of the Dow Jones-AIG Commodity IndexSM-Excess Return is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Dow Jones-AIG Commodity IndexSM-Excess Return is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections “Description of the Notes — Note Return Amount” and “— Discontinuance of the Dow Jones-AIG Commodity

IndexSM-Excess Return” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity IndexSM,” and “Dow Jones-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. These service marks have been licensed for use for certain purposes by Citigroup Global Markets Inc. The notes have not been passed on by Dow Jones & Company, Inc., American International Group, Inc., AIG Financial Products Corp. or any of their subsidiaries or affiliates. The notes are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., American International Group, Inc., AIG Financial Products Corp. or any of their subsidiaries or affiliates and none of Dow Jones & Company, Inc., American International Group, Inc., AIG Financial Products Corp. or any of their subsidiaries or affiliates, makes any warranties or bears any liability with respect to the notes.

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Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and warrants. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.